February 22, 2023

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly A. Browning, Division of Investment Management

Re:	BBH Trust (the “Registrant”)
Post-Effective Amendment No. 98
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on February 16, 2022, relating to Post-Effective Amendment No. 98 to the Trust’s Registration Statement on Form N-1A filed on December 30, 2022, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto. Capitalized terms in the responses that are not defined herein have the meaning given to them in Post-Effective Amendment No. 98.

Comments Related to All Funds

1.	Comment: Fee and Expense Tables

Please provide the Staff completed Fee and Expense Tables for each Fund.

Response:	The Registrant confirms that the completed Fee and Expense Tables are included in Appendix A herein.

2.	Comment: Principal Investment Strategy and Principal Risks

Please update the fund’s principal investment strategies and principal risk disclosure to accurately reflect the fund’s investments.

Response:	The Registrant confirms that the Funds’ principal investment strategies and principal risk disclosure accurately reflects the Funds’ investments.

3.	Comment: Expense Table

Please revise the second sentence of the preamble to the funds’ Item 3 Expense Table to be bold as required by Item 3 of Form N-1A.

Response:	The Registrant confirms that the requested revision has been made.

4.	Comment: Principal Investment Strategy

For funds that invest in foreign securities, please include disclosure that indicates securities may be denominated in foreign currency.

Response:	The Registrant confirms that the requested disclosure has been added.

5.	Comment: Principal Investment Strategy

Please consider whether the inclusion of principal risk disclosure related to environmental, social and governance (“ESG”) is appropriate. If a fund does not believe the inclusion is appropriate, please disclose the reasoning to the Staff supplementally.

Response:	The Registrant represents that consideration of ESG is one of several factors that the Adviser considers in its overall investment decision process. The Registrant does not believe that there are specific principal risks to disclose relating to the Adviser’s consideration of ESG factors other than those already disclosed under Management Risk.

6.	Comment: Principal Investment Strategy

Please clarify whether each security is subject to a review of ESG factors and provide a plain English description as to whether the securities are subject or not.

Response:	The Registrant confirms that the requested clarification has been made.

7.	Comment: Principal Investment Strategy

If a fund is investing in sectors on a principal basis, please disclose the sectors in the Principal Investment Strategies and include attendant risk disclosure.

Response:	The Registrant represents that the Funds do not invest in specific sectors on a principal basis as the Funds are actively managed and the Adviser’s investment process does not include specific allocations to particular sectors. As such, the sector allocation and weighting of the Funds change over time and it would be inaccurate to disclose particular sectors as they may or may not make up more than 25% of the portfolio at any given time.

8.	Comment: Principal Investment Strategies

Please revise the disclosure using open ended terms to include only the types of securities in which the funds invest.

Response:	The Registrant confirms that open ended terms (i.e., “including”, “such as”, etc) have been deleted. However, the Registrant respectfully declines to revise the term “may invest” as the Funds invest in a variety of securities that are disclosed in the principal investment strategies and the composition of the portfolios change over time. The Funds are actively managed and “may invest” accurately describes the portfolio management process of the Funds.

9.	Comment: Principal Investment Strategies

If a Fund has an invest policy related to the 20% bucket under Rule 35d-1, please include disclosure related to the policy.

Response:	The Registrant confirms that the Funds do not have a specific investment strategy relating to their 20% bucket, unless specifically described in the prospetus.

10.	Comment: Shareholder Information

Please provide the authority under the federal securities laws or delete the sentence stating, “The Fund reserves the right to change the time its NAV is calculated if the Fund closes earlier, or as permitted by the SEC.”

Response:	The Registrant confirms that the sentence has been deleted.

11.	Comment: Shareholder Information

Please delete the word “generally” when referring to the determination of the market value of a security or alternatively please indicate when other methods may be used for determining the market value of a security.

Response:	The Registrant confirms that “generally” has been deleted.

12.	Comment: Shareholder Information

Please include additional disclosure related to the funds’ Board of Trustees’ adoption of policies and procedures related to the delegation of valuation policies and procedures and their oversight responsibility.

Response:	The Registrant confirms that additional disclosure has been included as requested.

13.	Comment: Shareholder Information

Please revise the disclosure related to the time in which orders are accepted to be in line with the requirements of Rule 22c-1 under the Investment Company Act of 1940.

Response:	The Registrant confirms that the requested revision has been made.

14.	Comment: Shareholder Information

Please revise the disclosure related to the funds’ right to suspend redemptions to be in line with the requirements of Section 22(e) of the Investment Company Act.

Response:	The Registrant confirms that the requested revision has been made.

BBH Select Series – Large Cap Fund Prospectus

15.	Comment: Principal Investment Strategy

In the Item 4 Principal Investment Strategies section, please provide a brief description of the types of equity securities in which the fund invests.

Response:	The Registrant confirms that the requested disclosure has been added.

16.	Comment: Principal Investment Strategy

Please provide a definition of American Depositary Receipt (“ADR”) and include attendant risk disclosure in the Principal Risk section. Additionally, please specify the types of ADR in which the Fund invests.

Response:	The Registrant confirms that the requested disclosure regarding the types of ADR and a definition of ADRs has been added. The Registrant represents that risk disclosure regarding ADRs is included under Foreign Investment Risk. The Registrant notes that the term “Foreign Investment Risk” has been changed to “Non-U.S. Investment Risk” in connection with the response to Comment 24 below.

17.	Comment: Principal Investment Strategy

In the Item 4 Principal Investment Strategies section, please include the range of securities in which the fund may invest as stated in the Item 9 Principal Investment Strategies.

Response:	The Registrant confirms that the requested disclosure has been added.

18.	Comment: Principal Investment Strategy

Please include a definition of “essential products and services”. Additionally, please provide the source of the definition and the elements of the test used by the fund. Please include additional disclosure in the Item 4 Principal Investment Strategies and Principal Risk sections.

Response:	The Registrant has clarified the disclosure to state that the Fund invests in businesses that the Adviser believes offer essential products and services. The Registrant respectfully declines to add a definition of essential products and services as it is a subjective element of the qualitative analysis performed as part of the Adviser’s proprietary analytical process. The Registrant represents that the risks corresponding to the Adviser’s investment process are disclosed under Management Risk.

19.	Comment: Principal Investment Strategy

Please include a definition of “loyal customers” and please provide the source of the definition. Please include additional disclosure in the Item 4 Principal Investment Strategies and Principal Risk sections.

Response:	The Registrant has clarified the disclosure to state that the Fund invests in businesses that the Adviser believes have loyal customers. The Registrant respectfully declines to add a definition of loyal customers as it is a subjective element of the qualitative analysis performed as part of the Adviser’s proprietary analytical process. The Registrant represents that the risks corresponding to the Adviser’s investment process are disclosed under Management Risk.

20.	Comment: Principal Investment Strategy

Please include a definition of “leadership in an attractive market niche or industry” and please provide the source of the definition. Please include additional disclosure in the Item 4 Principal Investment Strategies and Principal Risk sections.

Response:	The Registrant has clarified the disclosure to state that the Fund invests in businesses that the Adviser believes have leadership in an attractive market niche or industry. The Registrant respectfully declines to add a definition of leadership in an attractive market niche or industry as it is a subjective element of the qualitative analysis performed as part of the Adviser’s proprietary analytical process. The Registrant represents that the risks corresponding to the Adviser’s investment process are disclosed under Management Risk.

21.	Comment: Principal Investment Strategy

Please include a definition of “sustainable competitive advantage” and please provide the source of the definition. Please include additional disclosure in the Item 4 Principal Investment Strategies and Principal Risk sections.

Response:	The Registrant has clarified the disclosure to state that the Fund invests in businesses that the Adviser believes have a sustainable competitive advantage. The Registrant respectfully declines to add a definition of sustainable competitive advantage as it is a subjective element of the qualitative analysis performed as part of the Adviser’s proprietary analytical process. The Registrant represents that the risks corresponding to the Adviser’s investment process are disclosed under Management Risk.

22.	Comment: Principal Investment Strategy

Please include a definition of “managers have high levels of integrity” and please provide the source of the definition. Please include additional disclosure in the Item 4 Principal Investment Strategies and Principal Risk sections.

Response:	The Registrant has clarified the disclosure to state that the Fund invests in businesses that the Adviser believes have managers have high levels of integrity. The Registrant respectfully declines to add a definition of managers have high levels of integrity as it is a subjective element of the qualitative analysis performed as part of the Adviser’s proprietary analytical process. The Registrant represents that the risks corresponding to the Adviser’s investment process are disclosed under Management Risk.

23.	Comment: Principal Investment Strategy

Please include a definition of “demonstrable skills in operations,” and please provide the source of the definition. Please include additional disclosure in the Item 4 Principal Investment Strategies and Principal Risk sections.

Response:	The Registrant has clarified the disclosure to state that the Fund invests in businesses that the Adviser believes have demonstrable skills in operations. The Registrant respectfully declines to add a definition of demonstrable skills in operations as it is a subjective element of the qualitative analysis performed as part of the Adviser’s proprietary analytical process. The Registrant represents that the risks corresponding to the Adviser’s investment process are disclosed under Management Risk.

24.	Comment: Principal Investment Strategy

In the Item 4 Principal Risks section, please provide a brief description of the types of equity securities in which the fund invests.

Response:	The Registrant confirms that the requested disclosure has been included.

25.	Comment: Principal Investment Strategy

Please include disclosure related to how the fund determines that an issuer is considered “foreign.”

Response:	The Registrant confirms that to avoid confusion the disclosure has been revised to read “non-U.S.” instead of “foreign”.

BBH Partner Fund – International Equity Prospectus

26.	Comment: Principal Investment Strategies

Please clarify if the fund has a minimum number of developed and emerging markets countries in which it must invest under its 80% net assets in international equity securities. If the fund does not believe that additional disclosure is necessary, please indicate to the Staff the fund’s reasoning.

Response:	The Registrant confirms that the Fund does not have a minimum number of developed and emerging markets countries in which it may invest for purposes of the 80% bucket. The Registrant confirms that additional disclosure has been included to clarify that the Fund will invest in “multiple” developed and emerging markets countries.

27.	Comment: Principal Investment Strategies

Please specify in the Item 4 Principal Investment Strategy what types of equity securities the fund invests and include attendant risk disclosure.

Response:	The Registrant confirms the addition of the requested disclosure.

28.	Comment: Principal Investment Strategies

Please clarify how the fund defines a “developed market”.

Response:	The Registrant confirms that clarifying disclosure has been added.

29.	Comment: Principal Investment Strategies

Please clarify how the fund defines a “emerging market”.

Response:	The Registrant confirms that clarifying disclosure has been added.

30.	Comment: Principal Investment Strategies

Please include disclosure in plain English indicating the types of derivatives in which the fund may invest.

Response:	The Registrant confirms the addition of the requested disclosure.

31.	Comment: Principal Investment Strategies

Please provide disclosure in Items 4 and 9 related to the countries in which the fund principally invests and include attending risk disclosures. If the fund objects, please supplementally describe the fund’s reasoning.

Response:	The Registrant respectfully declines to include disclosure related to specific countries in which the Fund invests. The Fund is actively managed and the Adviser’s investment process does not include specific allocations to particular countries. As such, the country allocation and weighting changes over time and it would be inaccurate to disclose particular countries as they may or may not make up more than 25% of the portfolio at an given time.

32.	Comment: Principal Investment Strategies

Please confirm to the Staff whether the fund includes derivatives in its 80% basket and that the market value of the derivatives is used in the calculation. If the fund does include derivatives in its 80% basket, please confirm to the Staff that the fund uses mark-to-market value for the calculation.

Response:	The Registrant confirms that derivatives are included in the 80% basket and that the Fund uses the mark-to market value.

33.	Comment: Principal Risks

Please consider revising Foreign Investment Risk to not include the word “concentrated” to avoid confusion related to the concentration requirements of Item 8 of Form N-1A.

Response:	The Registrant confirms that the word “concentrated” has been replaced with “focused”.

34.	Comment: Shareholder Information

If appropriate, please include disclosure related to the fund’s investments that are primarily listed on foreign exchanges that trade on weekend or other days when the fund does not price its shares as required in Instruction 2 of Item 11(a) on Form N-1A.

Response:	The Registrant represents that the disclosure included in the prospectus has been clarified.

BBH Limited Duration Fund Prospectus

35.	Comment: Principal Investment Strategy

Please confirm Items 4 and 9 Principal Investment Strategies include the proper security types in which the fund invests.

Response:	The Registrant so confirms.

36.	Comment: Principal Investment Strategy

Please indicate that the fund may invest in securities of foreign and emerging markets issuers.

Response:	The Registrant confirms that the requested disclosure is included.

37.	Comment: Principal Investment Strategy

Please include definitions of repurchase agreements and reverse repurchase agreements.

Response:	The Registrant confirms that the requested disclosure has been added.

38.	Comment: Principal Investment Strategy

Please clarify in plain English the sentence including the list of securities in which the fund may invest.

Response:	The Registrant confirms that the requested clarification has been made.

39.	Comment: Principal Investment Strategy

Please include disclosure that provides plain English definitions of Rule 144A, Regulation S and Regulation D securities in the Item 9 disclosure.

Response:	The Registrant confirms that the requested disclosure has been added.

40.	Comment: Principal Investment Strategy

Please include disclosure that provides plain English definitions of credit default index.

Response:	The Registrant confirms that the requested disclosure has been added.

41.	Comment: Principal Investment Strategy

Supplementally, please inform the Staff if the fund intends to or currently invests in contingent convertible securities. If the fund invests in contingent convertible securities, please provide a percentage of the fund’s assets that are invested in these instruments. If the fund currently invests in contingent convertible securities consider what, if any, additional disclosure is necessary, including the extent to which the fund invests in these securities and the characteristics of the securities. Additionally, if contingent convertible securities are a principal investment strategy, the fund should include disclosure related to the principal risks associated with these investments.

Response:	The Registrant confirms that the Fund does not currently invest or currently intend to invest in contingent convertible securities.

42.	Comment: Principal Investment Strategy

If investments in unrated securities are considered a principal investment strategy, please disclose who determines that they are appropriate investments and how the investment decisions are made.

Response:	The Registrant confirms that the requested disclosure has been added.

43.	Comment: Principal Risks

Please confirm to the Staff if the discontinuation of LIBOR is a principal risk. If the fund considers it a principal risk, please include disclosure.

Response:	The Registrant confirms that the discontinuation of LIBOR is not a principal risk to the Fund and refers the Staff to the inclusion of the non-principal risk factor in the SAI titled “Discontinuance of LIBOR”.

BBH Income Fund Prospectus

44.	Comment: Expense Table

If the fund’s investments in other funds will result in acquired fund fee expenses that exceed 1 basis point, please include a line for Acquired Fund Fees and Expenses in the expense table. If not, the acquired fund fees will not exceed 1 basis point, please confirm to the Staff that the expenses are included in “Other Expenses”.

Response:	The Registrant confirms that acquired fund fee expenses do not exceed 1 basis point and any acquired fund fees are included in “Other Expenses.”

45.	Comment: Principal Investment Strategy

Given the unique nature of business development companies (“BDCs”), please include risk disclosure in Items 4 and 9 related to the specific risks of investing in BDCs. Additionally, please supplementally inform the Staff of the percentage of the fund’s assets plans to invest in BDCs.

Response:	The Registrant confirms that risk disclosure specific to BDCs is included in the Items 4 and 9 Principal Risk sections. Additionally, the Fund cannot give a definitive percentage of the Fund’s assets that will be invested in securities issued by BDCs, but it is currently anticipated that the holdings will be under 10%.

BBH Intermediate Municipal Bond Fund Prospectus

46.	Comment: Principal Investment Strategy

If the fund includes securities that may be included in taxable income for purposes of the federal alternative minimum tax in its 80% bucket, please clarify the disclosure in the Principal Investment Strategy.

Response:	The Registrant confirms that the requested disclosure has been clarified.

47.	Comment: Principal Investment Strategy

Please provide disclosure in Items 4 and 9 related to the states in which the fund principally invests and include attending risk disclosures. If the fund objects, please supplementally describe the fund’s reasoning.

Response:	The Registrant respectfully declines to include disclosure related to specific states in which the Fund may invest. The Fund is actively managed and the Adviser’s investment process does not include specific allocations to particular states. As such, the state allocation and weighting of the Fund changes over time and it would be inaccurate to focus on particular states as they may or may not make up more than 25% of the portfolio at any given time.

48.	Comment: Principal Investment Strategy

Please include Item 4 disclosure summarizing the fund’s ability to invest 20% of its total assets in non-municipal securities.

Response:	The Registrant confirms that such disclosure is included in Item 4.

Statement of Additional Information

49.	Comment: Rule 18f-4 Disclosure

Please revise any disclosure to account for the implementation of Rule 18f-4 under the Investment Company Act and remove any references to prior no-action relief or SEC Release 10666.

Response:	The Registrant confirms that the disclosure has been revised as requested.

50.	Comment: Investment Policies, Permitted Investments, and Related Risks

Please delete or revise the final paragraph on page 4 to remove qualifying language that disclaims information about the content of the SAI.

Response:	The Registrant respectfully declines to remove the language as it clarifies the disclosure that is applicable to a Fund as indicated by the chart on the following page.

51.	Comment: Investment Policies, Permitted Investments, and Related Risks

Please confirm that the BBH Intermediate Municipal Bond Fund looks through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response:	The Registrant confirms that, for the purposes of industry concentration, the Fund looks through to the private activity of the municipal debt security.

Please contact the undersigned at (617) 772-1378 if you have any questions or comments.

Sincerely,

/s/ Brian J. Carroll
Brian J. Carroll Secretary, BBH Trust

Appendix A

Fee and Expense Table for BBH Select Series – Large Cap Fund

Shareholder Fees

(Fees paid directly from your investment)

	Class I	Retail Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee on shares held less than 30 days after purchase (as a percentage of amount redeemed, if applicable)	2.00%	2.00%
Exchange Fee	None	None

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class I	Retail Class
Management Fees	0.65%	0.65%
Distribution (12b-1) Fees	None	0.25%
Other Expenses	0.06%	2.49%
Total Annual Fund Operating Expenses	0.71%	3.39%
Less Fee Waiver/Expense Reimbursement*	(0.00)%	(2.34)%
Total Annual Fund Operating Expenses After Fee Waiver/ Expense Reimbursement	0.71%	1.05%

*	Brown Brothers Harriman & Co., through a separately identifiable department (“Investment Adviser”), has contractually agreed to limit the Total Annual Fund Operating Expenses for Class I and Retail Class Shares of the Fund to 0.80% until March 1, 2024 (excluding interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (“the 1940 Act”)) (the “Expense Limitation Agreement”). Because Rule 12b-1 fees are excluded from the expense limit, total net operating expenses after waiver/reimbursement for Retail Class shares of the Fund will be 1.05% of the average daily net assets, as shown above. The Expense Limitation Agreement may only be terminated during its term with approval of the Fund’s Board of Trustees (the “Board”).

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund’s Class I Shares and Retail Class Shares to the cost of investing in other mutual funds. This example gives effect to the Expense Limitation Agreement for 1 year and the first year of the 3-, 5- and 10-year calculations. The example assumes that you invest $10,000 in the Fund’s Class I Shares and Retail Class Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the operating expenses of the Fund’s Class I Shares and Retail Class Shares remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$73	$228	$396	$882
Retail Class Shares	$107	$823	$1,563	$3,519

Fee and Expense Table for BBH Partner Fund – International Equity

Shareholder Fees

(Fees paid directly from your investment)

Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee on shares held less than 30 days after purchase (as a percentage of amount redeemed, if applicable)	2.00%
Exchange Fee	None

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

Class I
Management Fees	0.60%
Distribution (12b-1) Fee	None
Other Expenses	0.03%
Total Annual Fund Operating Expenses	0.63%

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund’s Class I Shares to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund’s Class I Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the operating expenses of the Fund’s Class I Shares remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$64	$201	$350	$786

Fee and Expense Table for BBH Limited Duration Fund

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I
Management Fees	0.25%	0.25%
Shareholder Service Fee	0.20%	0.00%
Distribution (12b-1) Fees	None	None
Other Expenses	0.04%	0.02%
Total Annual Fund Operating Expenses	0.49%	0.27%
Less Fee Waiver/Expense Reimbursement*	(0.14)%	(0.00)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.35%	0.27%

*	Brown Brothers Harriman & Co., through a separately identifiable department (the “Investment Adviser”), has contractually agreed to limit the Total Annual Fund Operating Expenses to 0.35% for Class N Shares until March 1, 2024 (excluding interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (the “Expense Limitation Agreement”). The Expense Limitation Agreement may only be terminated during its term with approval of the Fund’s Board of Trustees (the “Board”).

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund’s Class N Shares and Class I Shares to the cost of investing in other mutual funds. This example gives effect to the Class N Shares’ Expense Limitation Agreement for 1 year and the first year of the 3-, 5- and 10-year calculations. The example assumes that you invest $10,000 in the Fund’s Class N Shares and Class I Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the operating expenses of the Fund’s Class N Shares and Class I Shares remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class N Shares	$36	$143	$260	$602
Class I Shares	$28	$87	$152	$343

Fee and Expense Table for BBH Income Fund

Shareholder Fees

(Fees paid directly from your investment)

	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee on shares held less than 30 days after purchase (as a percentage of amount redeemed, if applicable)	1.00%	1.00%
Exchange Fee	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I
Management Fees	0.40%	0.40%
Distribution (12b-1) Fees	None	None
Other Expenses*	0.30%	0.07%
Total Annual Fund Operating Expenses	0.70%	0.47%
Less Fee Waiver/Expense Reimbursement**	(0.00)%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.70%	0.47%

*	Other Expenses for Class N Shares are based on estimated amounts for the current fiscal year.

**	Brown Brothers Harriman & Co., through a separately identifiable department (the “Investment Adviser”), has contractually agreed to limit the Total Annual Fund Operating Expenses to 0.70% for Class N Shares and 0.50% for Class I Shares until March 1, 2024 (excluding interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (the “Expense Limitation Agreement”). The Expense Limitation Agreement may only be terminated during its term with approval of the Fund’s Board of Trustees (the “Board”).

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund’s Class N Shares and Class I Shares to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund’s Class N Shares and Class I Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the operating expenses of the Fund’s Class N Shares and Class I Shares remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class N Shares	$-	$-	$-	$-
Class I Shares	$48	$151	$263	$593

Fee and Expense Table for BBH Intermediate Municipal Bond Fund

Shareholder Fees

(Fees paid directly from your investment)

	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee on shares held less than 30 days after purchase (as a percentage of amount redeemed, if applicable)	1.00%	1.00%
Exchange Fee	None	None

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class N	Class I
Management Fees	0.40%	0.40%
Shareholder Service Fee	0.20%	0.00%
Distribution (12b-1) Fees	None	None
Other Expenses	0.10%	0.06%
Total Annual Fund Operating Expenses	0.70%	0.46%
Less Fee Waiver/Expense Reimbursement*	(0.05)%	(0.00)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.65%	0.46%

*	Brown Brothers Harriman & Co., through a separately identifiable department (the “Investment Adviser”), has contractually agreed to limit the Total Annual Fund Operating Expenses to 0.65% for Class N Shares and 0.50% for Class I Shares until March 1, 2024 (excluding interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (the “Expense Limitation Agreement”). The Expense Limitation Agreement may only be terminated during its term with approval of the Fund’s Board of Trustees (the “Board”).

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund’s Class N Shares and Class I Shares to the cost of investing in other mutual funds. This example gives effect to the Expense Limitation Agreement for 1 year and the first year of the 3-, 5- and 10-year calculations. The example assumes that you invest $10,000 in the Fund’s Class N Shares and Class I Shares for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the operating expenses of the Fund’s Class N Shares and Class I Shares remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class N Shares	$66	$219	$385	$865
Class I Shares	$47	$147	$257	$578